Exhibit 99.1

For Immediate Release:

Contact:	William G. Schultz, President and Chief Executive Officer David T. McGraw, Vice President – Finance and Chief Financial Officer Telephone 952-996-1674

Communications Systems, Inc. Reports

First Quarter 2012 Results

MINNETONKA, Minn., May 9, 2012 /PRNewswire/ -- Communications Systems, Inc. (NASDAQ: JCS - News) today reported financial results for its first quarter ended March 31, 2012.

For the three months that ended March 31, 2012, net income was $55,000 or $.01 per diluted share, on revenue of $24,244,000. In the fiscal 2011 first quarter, the Company earned $2,558,000 or $.30 per diluted share, on revenues of $31,023,000.

William Schultz President and CEO of Communications Systems, Inc. noted: “Overall Company 2012 first quarter revenues declined 22%. Our Transition Networks business unit’s revenues were significantly affected by the continued sluggishness in government purchasing, reducing this segment’s revenue by more than $4,000,000 compared to the 2011 first quarter. Furthermore, the 2011 completion of a large education project at JDL reduced its revenue by approximately $3,000,000 from the 2011 period. Finally, our Suttle unit’s overall revenue was relatively flat over the same period in 2011, as a temporary slowdown in the DSL business was offset by higher revenues in our structured wiring business due to an increase in the construction of new multi-tenant dwelling units. CSI’s balance sheet continues to be strong and our cash, cash equivalents, and investments were $40,655,000 and our working capital was $75,909,000 at the end of the quarter.

“We are certainly not satisfied with our financial performance during the quarter, but we remain optimistic about the long term prospects for each of our business units,” Schultz continued. “Our Suttle business unit went through a reorganization during the quarter in order to improve gross margins, align its business for new technology development, and further reduce expenses in the Austin Taylor U.K. operations we have integrated into Suttle. These changes resulted in a one-time charge for severance, which increased selling, general and administrative expenses for the quarter. This month Transition Networks has made some adjustments in its organization to better execute its strategy. This realignment will not only improve its efficiency and time-to-market with innovative new products, but will also result in an estimated annualized costs savings of $1,000,000.”

Schultz continued: “Management continues to proactively evaluate our business to align it to meet the needs of the market. Suttle is executing its plan to expand its product portfolio to introduce new products into existing customers as well as expand into new accounts globally. We are particularly excited about the prospects of Suttle’s new fiber optic connectivity product family. JDL and Transition Networks, while affected by a slowdown in government purchasing, are executing their growth plans as well.

“JDL is working on new projects to support its largest customer in the education space and working to acquire new school districts and universities as customers. In addition to the education market, JDL is expanding its reach into small- and medium-sized businesses to implement new technologies such as virtualization and migration to the cloud.

“While Transition Networks has been affected by the continuing slowdown in government purchasing, it is well-positioned to grow its business as conditions improve. The integration of the Patapsco acquisition progressed during the quarter and Transition Networks continues to develop new products for the Telco market, which will continue to grow domestically and globally.”

Mr. Schultz closed: “While we have been affected by the sluggishness in some of our markets, our business units are aggressively managing their businesses, working closely with their customers, and positioning their businesses for long-term growth. CSI continues to be very strong financially, enabling us to maintain a longer term horizon. We remain excited about our long-term future.”

Further Information

Further information regarding the Company's results and related matters will be provided in the Company's Form 10-Q report for the quarter ended March 31, 2012, which will be filed on May 10, 2012.

Cautionary Statement

From time to time, in reports filed with the Securities and Exchange Commission, in press releases, and in other communications to shareholders or the investing public, the Communications Systems Inc. may make forward-looking statements concerning possible or anticipated future financial performance, business activities or plans which are typically preceded by the words "believes," "expects," "anticipates," "intends" or similar expressions. For these forward-looking statements, the Company claims the protection of the safe harbor for forward-looking statements contained in federal securities laws. Shareholders and the investing public should understand that these forward-looking statements are subject to risks and uncertainties, including those disclosed in our periodic filings with the SEC, which could cause actual performance, activities or plans after the date the statements are made to differ significantly from those indicated in the forward-looking statements when made.

About Communications Systems

Communications Systems, Inc. provides physical connectivity infrastructure and services for global deployments of broadband networks. Focusing on innovative, cost-effective solutions, CSI provides customers the ability to deliver, manage, and optimize their broadband network services and architecture. From the integration of fiber optics in any application and environment to efficient home voice and data deployments to optimization of data and application access, CSI provides the tools for maximum utilization of the network from the edge to the user. With partners and customers in over 50 countries, CSI has built a reputation as a reliable global innovator focusing on quality and customer service.

CSI CONSOLIDATED SUMMARY OF EARNINGS

Selected Income Statement Data

	Unaudited
	Three Months Ended	Three Months Ended
	March 31, 2012	March 31, 2011
Sales	$24,243,922	$31,022,802
Gross margin	9,948,628	13,328,489
Operating income	130,446	4,141,279
Income before income taxes	93,561	4,160,438
Income taxes	38,483	1,602,600
Net income	$55,078	$2,557,838

Basic net income per share	$0.01	$0.30
Diluted net income per share	$0.01	$0.30
Cash dividends per share	$0.16	$0.15

Average basic shares outstanding	8,473,774	8,425,003
Average dilutive shares outstanding	8,510,345	8,469,845

Selected Balance Sheet Data

Unaudited

	March 31, 2012	December 31, 2012

Total assets	$112,447,346	$116,658,916
Cash , cash equivalents and investments	40,655,310	46,034,821
Property, plant and equipment, net	14,097,633	14,019,019
Long-term liabilities	3,673,838	3,740,710
Stockholders' equity	97,173,144	97,530,560